SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

GEMSTAR - TV GUIDE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

Arthur M. Siskind, Esq.

News Corporation

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS News Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 174,931,473 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 174,931,473 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,931,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 41.3%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS TVGH Holdco, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 87,465,737 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 87,465,737 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,465,737
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.7%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS LUVSG Holdco, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 70,704,586 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 70,704,586 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,704,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 16.7%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS LTVGIA Holdco, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 16,761,150 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 16,761,150 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,761,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 4.0%
14	TYPE OF REPORTING PERSON CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GEMSTAR—TV GUIDE INTERNATIONAL, INC.

Introductory Statement

This Amendment No. 9 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Gemstar—TV Guide International, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000 with the Securities and Exchange Commission (the “Commission”) by The News Corporation Limited (“TNCL”), K. Rupert Murdoch and Sky Global Holdings, Inc. (formerly named Sky Global Networks, Inc.) (“SGH”), (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by TNCL, K. Rupert Murdoch and SGH, (iii) Amendment No. 2 to the Statement filed on May 17, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and News Publishing Australia Limited (“NPAL”), (iv) Amendment No. 3 to the Statement filed on December 7, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and NPAL (collectively, the “News Entities”), (v) Amendment No. 4 to the Statement filed on August 14, 2002 with the Commission by the News Entities, (vi) Amendment No. 5 to the Statement filed on October 10, 2002 with the Commission by the News Entities, (vii) Amendment No. 6 to the Statement filed on November 12, 2002 with the Commission by the News Entities, (viii) Amendment No. 7 to the Statement filed on April 21, 2003 with the Commission by the News Entities, and (ix) Amendment No. 8 to the Statement filed on May 23, 2003 with the Commission by the News Entities (collectively, the “Prior Filings” and collectively with this Amendment No. 9, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings.

This statement is filed in connection with a transaction pursuant to which TNCL, a previous reporting person hereunder, became an indirect wholly-owned subsidiary of News Corporation, a Delaware corporation (the “Reorganization”). Prior to the Reorganization, TNCL was a reporting person because it was the ultimate parent corporation of the record owner of the Issuer’s securities. Following the Reorganization, TVGH, LUVSG and LTVGIA (as defined below) remain the record owners of the Issuer’s securities with News Corporation as the ultimate parent corporation. The Reorganization was effectuated through a share exchange in which TNCL shareholders received News Corporation shares in exchange for the cancellation of their TNCL shares. Immediately prior to the Reorganization, News Corporation had no assets or liabilities other than nominal assets or liabilities.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Statement is being filed by (i) News Corporation (“News Corporation”), a corporation incorporated under the laws of the State of Delaware with its principal executive offices located at 1211 Avenue of the Americas, New York, New York 10036, (ii) TVGH Holdco, Inc. (“TVGH”), a Delaware corporation and a subsidiary of News Corporation, with its principal executive offices located at 1211 Avenue of the Americas, New York, New York 10036, (iii) LUVSG Holdco, Inc. (“LUVSG”), a Delaware corporation and a subsidiary of News Corporation, with its principal executive offices located at 1211 Avenue of the Americas, New York, New York 10036, and (iv) LTVGIA Holdco, Inc. (“LTVGIA”), a Delaware corporation and a subsidiary of News Corporation, with its principal executive offices located at 1211 Avenue of the Americas, New York, New York 10036.

News Corporation, TVGH, LUVSG and LTVGIA are referred to herein collectively as the “Reporting Persons.” The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen unless otherwise indicated.

News Corporation is a diversified international media and entertainment company with operations in eight industry segments, including filmed entertainment, television, cable network programming, direct broadcast satellite television, magazines and inserts, newspapers, book publishing and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Italy, Asia, Australia and the Pacific Basin.

TVGH, LUVSG and LTVGIA are holding companies that each hold a portion of the shares of Common Stock of the Issuer reported herein. TVGH, LUVSG and LTVGIA are wholly owned by News Corporation through certain intermediaries.

During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the Schedule 1 Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is amended and restated to read in its entirety as follows:

This statement is filed in connection with a transaction pursuant to which TNCL, a previous reporting person hereunder, became an indirect wholly-owned subsidiary of News Corporation, a Delaware corporation (the “Reorganization”). Prior to the Reorganization, TNCL was a reporting person because it was the ultimate parent corporation of the record owner of the Issuer’s securities. Following the Reorganization, TVGH, LUVSG and LTVGIA remain the record owners of the Issuer’s securities with News Corporation as the ultimate parent corporation. The Reorganization was effectuated through a share exchange in which TNCL shareholders received News Corporation shares in exchange for the cancellation of their TNCL shares. Immediately prior to the Reorganization, News Corporation had no assets or liabilities other than nominal assets or liabilities.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated to read in its entirety as follows:

TVGH is the holder of record of 87,465,737 shares of Common Stock, approximately 20.7% of the issued and outstanding Common Stock of the Issuer. LUVSG is the holder of record of 70,704,586 shares of Common Stock, approximately 16.7% of the issued and outstanding Common Stock of the Issuer. LTVGIA is the holder of record of 16,761,150 shares of Common Stock, approximately 4.0% of the issued and outstanding Common Stock of the Issuer. News Corporation indirectly owns 100% of the ordinary shares of TVGH, LUVSG and LTVGIA. Accordingly, News Corporation may be deemed to be the indirect beneficial owner of the 87,465,737 shares of Common Stock owned by TVGH, the 70,704,586 shares of Common Stock owned by LUVSG, and the 16,761,150 shares of Common Stock owned by LTVGIA, for a total of 174,931,473 shares of Common Stock, approximately 41.3% of the issued and outstanding Common Stock. The share percentages are calculated based on 423,463,977 shares of Common Stock outstanding.

To the knowledge of the Reporting Persons, except as set forth in this Statement, none of the Schedule 1 Persons beneficially owns any shares of Common Stock. The Reporting Persons have the sole power to vote and dispose of all shares of Common Stock to which this Statement relates.

Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004

NEWS CORPORATION

By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Director

Dated: November 12, 2004

TVGH HOLDCO, INC.

By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Senior Executive Vice President

Dated: November 12, 2004

LUVSG HOLDCO, INC.

By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Senior Executive Vice President

Dated: November 12, 2004

LTVGIA HOLDCO, INC.

By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Senior Executive Vice President

SCHEDULE I

Schedule I is hereby amended and restated to read in its entirety as follows:

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons:

NEWS CORPORATION

Peter Barnes

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Chase Carey

CEO, the DIRECTV Group, Inc.

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Chernin

Director, President and Chief Operating Officer, News Corporation

c/o Fox Entertainment Group, Inc.

10201 West Pico Blvd.

Los Angeles, CA 90035

Ken Cowley(1)

Chairman, Independent Newspapers Ltd.

Director, News Corporation

c/o The News Corporation Limited

2 Holt Street

Surry Hills, NSW 2010

Australia

David F. DeVoe

Director, Sr. Exec. Vice President and Chief Financial Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Viet Dinh

Professor of Law, Georgetown University

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Rod Eddington(2)

CEO, British Airways plc

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lawrence A. Jacobs

Executive Vice President and Deputy General Counsel, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Andrew Knight(2)

Non-Executive Director, Rothschild Investment Trust Capital Partners plc

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

K. Rupert Murdoch

Chairman and Chief Executive Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lachlan Murdoch

Director and Deputy Chief Operating Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

John Nallen

Executive Vice President, Deputy Chief Financial Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Thomas J. Perkins

Principal, Kleiner Perkins Caufield & Byers

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Stanley S. Shuman

Managing Director, Allen & Company LLC

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Arthur M. Siskind

Director, Sr. Exec. Vice President and Group General Counsel, News Corporation

1211 Avenue of the Americas

New York, NY 10036

John L. Thornton

Professor of Global Leadership, Tsinghua University of Beijing

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

1	Citizen of Australia
2	Citizen of the United Kingdom

TVGH HOLDCO, INC.

LUVSG HOLDCO, INC.

LTVGIA HOLDCO, INC.

Peter Chernin

Director

c/o Fox Entertainment Group, Inc.

10201 West Pico Blvd.

Los Angeles, CA 90035

David F. DeVoe

Director and Acting Chief Financial Officer

1211 Avenue of the Americas

New York, NY 10036

Lachlan Murdoch

President and Chief Executive Officer

1211 Avenue of the Americas

New York, NY 10036

Arthur M. Siskind

Director and Senior Executive Vice President

1211 Avenue of the Americas

New York, NY 10036